Mail Stop 3720

October 20, 2006

Via U.S. Mail and Fax (813) 552-2970

Mr. Joseph J. Liberatore
Chief Financial Officer
Kforce, Inc.
1001 East Palm Ave.,
Tampa, FL 33605

      RE: Kforce, Inc.
               Form 10-K for the Year ended December 31, 2005
               Filed March 3, 2006
               File No. 000-26058

Dear Mr. Liberatore:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director